Primary Business Name: INTERACTIVE BROKERS LLC BD Number: 36418

BD - AMENDMENT

10/11/2023

BD - INDIRECT OWNERS

Ownership Codes:	C - 25% but less than 50%	E - 75% or more
	D - 50% but less than 75%	F - Other General Partners

Full Legal Name	DE/FE/I	Entity in Which Interest is Owned	Status	Date Acquired	Own. Code	Control Person	PR CRD # (or SSN, IRS Tax #, Emp. ID)
IBG HOLDINGS LLC	DE	IBG LLC	MEMBER	08/1998	E	Y	35-2296543
PETTERFFY, THOMAS PECHY	I	IBG HOLDINGS LLC	APPROVED	09/1994	E	Y	1722064